UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ANGEL OAK MORTGAGE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03464Y108

(CUSIP Number)

Marc D. Bassewitz

VPIP AO MF LLC

225 W. Wacker Dr., Suite 2100

Chicago, IL 60606

Telephone: (312) 248-8300

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1		NAME OF REPORTING PERSON VPIP AO MF LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSON Vivaldi Private Investment Platform LLC – Class RE002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSON Vivaldi Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1		NAME OF REPORTING PERSON Vivaldi Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Preliminary Note:

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2021 (the “Original Schedule 13D”, and as amended by this Amendment, this “Schedule 13D”).

This Amendment constitutes an “exit filing” with respect to this Schedule 13D by the Reporting Persons. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment is being filed to report the disposition of shares of Common Stock that resulted in a complete disposition of beneficial ownership of the Issuer’s Common Stock held as a group by the Reporting Persons. The disposition was effected by a distribution on February 7, 2022 of all of the shares of Common Stock held by VPIP AO MF LLC to the holders of interests in Vivaldi Private Investment Platform LLC – Class RE002 (the “Distribution”). As a result of the Distribution, the Reporting Persons as a group are no longer beneficial owners of the Issuer’s Common Stock. This Amendment constitutes an “exit filing” with respect to this Schedule 13D by the Reporting Persons.

Item 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Amendment No. 1 are incorporated herein by reference. As of February 7, 2022, following the Distribution, the Reporting Persons own no shares of Common Stock.

(c)       Except for the Distribution, no other transactions in the Company’s Common Stock by the Reporting Persons were effected in the past sixty (60 days).

(d)       Not applicable.

(e)       Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

VPIP AO MF LLC

By: Vivaldi Private Investment Platform LLC – Class RE002, sole member

By: Vivaldi Capital Management, LLC, manager

By: /s/ Michael Peck

Name: Michael Peck

Title: President & Co-Chief Investment Officer

VIVALDI PRIVATE INVESTMENT PLATFORM LLC – CLASS RE002 By: Vivaldi Capital Management, LLC, manager By: /s/ Michael Peck Name: Michael Peck Title: President & Co-Chief Investment Officer
VIVALDI CAPITAL MANAGEMENT, LLC By: /s/ Michael Peck Name: Michael Peck Title: President & Co-Chief Investment Officer
VIVALDI HOLDINGS, LLC By: /s/ Michael Peck Name: Michael Peck Title: President

EXHIBIT 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 9, 2022

VIVALDI HOLDINGS, LLC By: /s/ Michael Peck Name: Michael Peck Title: President
VIVALDI CAPITAL MANAGEMENT, LLC By: /s/ Michael Peck Name: Michael Peck Title: President & Co-Chief Investment Officer
VIVALDI PRIVATE INVESTMENT PLATFORM LLC – CLASS RE002 By Vivaldi Capital Management, LLC, manager By: /s/ Michael Peck Name: Michael Peck Title: President & Co-Chief Investment Officer
VPIP AO MF LLC By: Vivaldi Private Investment Platform LLC – Class RE002, sole member By: /s/ Michael Peck Name: Michael Peck Title: President & Co-Chief Investment Officer